UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File Number: 1-9059

Barrick Gold Corporation

(Registrant’s name)

Brookfield Place, TD Canada Trust Tower, Suite 3700

161 Bay Street, P.O. Box 212

Toronto, Ontario M5J 2S1 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

Exhibit 99.1 to this report on Form 6-K is furnished, not filed, and will not be incorporated by reference into any registration statement.

Exhibit 99.2 to this report on Form 6-K is hereby incorporated by reference into the Registration Statements on Form F-3 (File No. 333-206417), Form S-8 (File No. 333-224560) and Form F-10 (File No. 333-230235).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARRICK GOLD CORPORATION

Date: August 12, 2019	By:	/s/ Kevin Thomson
	Name:	Kevin Thomson
	Title:	Senior Executive Vice-President, Strategic Matters

EXHIBIT INDEX

Exhibits	Description

99.1	2019 Q2 Report Press Release dated August 12, 2019

99.2	Barrick Gold Corporation’s Comparative Unaudited Financial Statements prepared in accordance with International Financial Reporting Standards and the notes thereto for the three months ended June 30, 2019 and Management’s Discussion and Analysis for the same period.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document